                                                            Filed by Dynegy Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                                    Subject Company: Dynegy Inc.
                                                  Commission File No.: 001-15659

                                                    Subject Company: Enron Corp.
                                                  Commission File No.: 001-13159

FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although Dynegy and Enron believe these statements are accurate, their businesses are dependent on various regulatory issues, general economic conditions and future trends. The completion of the transaction is conditioned upon the fulfillment of a number of conditions, and the success of the combination of the two companies will be dependent on a wide range of issues. These factors can cause actual results to differ materially from the forward-looking statements that have been made. In particular:

The benefits that are expected to result from the combination are predicated upon the belief that combining the complementary expertise and resources of Dynegy and Enron will result in increased opportunities and decreased expenses. Because of the complexity of the environments in which the two companies operate, there can be no certainty that these benefits will be achieved to the extent expected.

The estimate of the accretiveness of the transaction reflects the companies' current best estimates based upon available information and numerous assumptions and, accordingly, may or may not be achieved if business conditions change or the assumptions that have been made do not prove to be accurate.

Significant regulatory approvals are necessary to complete the transaction, including approvals under the HSR Act, the FERC, the SEC and certain state and foreign authorities. There can be no assurances that the exemption and approvals will be obtained on a timely basis and on acceptable terms. In addition, Dynegy and Enron operate in regulated environments. Any significant changes in these regulatory environments could negatively impact the transaction and the combined entity.

ADDITIONAL INFORMATION

In connection with the proposed transactions, Dynegy and Enron will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Dynegy and Enron, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Dynegy Inc., 1000 Louisiana, Suite 5800, Houston, Texas 77002, Phone: (713) 507-6466, Fax: (713) 767-6652; or
Investor Relations, Enron Corp., Enron Building, 1400 Smith Street, Houston, Texas 77002, Phone: (713) 853-3956, Fax: (713) 646-3302.

In addition, the identity of the persons who, under SEC rules, may be considered "participants in the solicitation" of Dynegy and Enron shareholders in connection with the proposed transactions, and any description of their direct or indirect interests, by security holdings or otherwise, are available in an SEC filing under Schedule 14A made by each of Dynegy and Enron on November 13, 2001.

This filing contains the following documents which are being filed pursuant to Rule 425:

o   Press Release issued November 9, 2001;

o   Watson Video Script for Employee Meetings;

o   Dynegy-Enron Fact Sheet; and

o   Letter dated November 9, 2001 to Dynegy employees from Chuck Watson.

FOR IMMEDIATE RELEASE

NOVEMBER 9, 2001

DYNEGY AND ENRON ANNOUNCE MERGER AGREEMENT

     o    Significant earnings accretion to Dynegy in the first year

     o Dynegy to provide immediate $1.5 billion asset-backed equity infusion to Enron

     o Watson to be chairman and chief executive officer upon merger completion

     o All stock merger at fixed ratio of 0.2685 Dynegy shares per Enron share

     o    ChevronTexaco to invest $2.5 billion in new equity into Dynegy

     o    Unleashes value of Enron's core energy businesses

HOUSTON (Nov. 9, 2001)-Dynegy Inc. (NYSE:DYN) and Enron Corp. (NYSE:ENE) today announced the execution of a definitive agreement for a merger of the two companies. The combined company, to be called Dynegy Inc., will be headquartered in Houston, Texas. The new company will focus on the core businesses of North American and European wholesale energy markets and commercial and industrial energy users, and will capitalize on the opportunities generated by the combined company's diversified asset-backed network supported by the strongest intellectual capital in the industry.

Under the terms of the merger agreement, Enron shareholders will receive 0.2685 Dynegy shares per share of Enron common stock. Dynegy's current stockholders (including ChevronTexaco Corp.) will own approximately 64 percent and Enron's stockholders will own approximately 36 percent of the combined company's stock at closing. The combination is expected to be strongly accretive to Dynegy's earnings in the first year and thereafter. The boards of both companies have unanimously approved the transaction, and ChevronTexaco, which owns approximately 26 percent of Dynegy's outstanding common stock, has agreed to invest a total of $2.5 billion into Dynegy.

Chuck Watson, chairman and chief executive officer of Dynegy Inc., Steve Bergstrom, president of Dynegy Inc., and Rob Doty, chief financial officer of Dynegy Inc., will retain those positions in the combined company. Greg Whalley, the current president and chief operating officer of Enron Corp., will become an executive vice president of the new Dynegy. These executives will comprise the Office of the Chairman upon merger completion.

The board of directors of the combined company will be comprised of 14 members. Dynegy's 11 designees will include three from ChevronTexaco. Enron will have the right to designate a minimum of three board members.

Chuck Watson, chairman and chief executive officer of Dynegy Inc., said, "This strategic combination strengthens the value of our existing core business franchises by uniting the two companies' diversified global energy delivery networks, complementary wholesale strategies and strong marketing, trading and risk management capabilities. In addition, the combination fuses our intellectual capital and technology infrastructure, advancing the new Dynegy's status as a global energy merchant, with superior physical delivery capabilities and unparalleled experience navigating competitive markets for customers.

"The merger also validates Enron's core franchise and underscores Dynegy's ongoing strategy to pursue transactions that accelerate our growth, while enabling our shareholders, partners and customers to realize immediate and long-term benefits," said Watson. "With its market-making capabilities, earnings power and proven strategic approach to wholesale markets, Enron is the ideal strategic partner for Dynegy. As a combined company, we will focus on leveraging our core skill sets and, as always, we will keep a strong balance sheet and straightforward financial structure as key priorities."

Kenneth L. Lay, chairman and chief executive officer of Enron Corp., said, "The merger protects Enron's core franchise and enables the stockholders of both companies to participate in the tremendous upside of the combined enterprise. The company we are creating will have a strong balance sheet, a world-class merchant energy operation and ample liquidity. It will build upon the strength of our core wholesale gas and power franchise, and commercial and industrial energy business. It also will solidify Houston's position as the energy capital of the world and join two companies with deep roots in the Houston community and the energy industry. I am personally committed to working with Chuck Watson, Steve Bergstrom and their colleagues in the months ahead to accomplish the merger and to build a solid foundation for future value creation."

Watson continued: "Dynegy and Enron's longstanding relationship as customers, counter-parties and leading proponents of open, competitive wholesale markets provides a common platform from which to integrate our two companies. Both companies have talented, dedicated people and share a commitment to the safe operation of our facilities and to the environment. Therefore, I expect a smooth transition throughout and following the merger process.

"Dynegy and Enron have strong histories of community involvement and economic development, and the combined company will be committed to building on those traditions in the communities where we live and work," he continued.

Steve Bergstrom, president of Dynegy Inc., said, "Our relationship with Enron puts us in a unique position to recognize the significant value in and potential of its core wholesale marketing and trading capabilities. The combination will continue to pursue an asset-backed trading strategy and look for opportunities to continually expand our energy network.

"Dynegy is aware of Enron's announcements with regard to related party transactions and accounting restatements. We believe Enron has begun to address these issues in a responsible manner and that they will not detract from the value of Enron's core business," Bergstrom added.

Enron President and Chief Operating Officer Greg Whalley said, "Few of the options we considered for our core businesses going forward provided us with the earnings potential and immediate synergies that a merger with Dynegy could deliver. Our leadership team believes that the new Dynegy offers the brightest future for our shareholders, our employees and our customers. Together with Enron's recently announced bank commitments, this cash infusion gives Enron immediate liquidity, which we believe will enable the company to maintain its investment grade credit rating and grow its energy marketing and trading franchise and other core businesses."

The New Dynegy

Upon completion of the merger, the new Dynegy is expected to have revenues exceeding $200 billion and $90 billion in assets. Together, the companies have gas sales of approximately 40 billion cubic feet per day through the third quarter of 2001 and power sales exceeding 500 million megawatt hours through the third quarter of 2001. In addition, the new Dynegy's delivery network will include more than 22,000 megawatts of generating capacity and 25,000 miles of pipelines.

Equity Infusion

ChevronTexaco has committed to invest $2.5 billion of new equity in the combined company, of which $1.5 billion will be invested in Dynegy immediately in order to finance Dynegy's equity infusion into Enron. The balance of ChevronTexaco's equity purchase will be made at closing. The pro forma combined balance sheet of the new company will be strong and provide adequate credit strength to execute its strategic plans.

Dynegy will use the initial $1.5 billion to acquire preferred stock and other rights in an Enron subsidiary that owns the Northern Natural Gas pipeline. The funds will provide Enron with additional cash liquidity to support its operations. In the event that the merger is not completed, Dynegy will have the right to acquire 100 percent of the equity in the Northern Natural Gas subsidiary, thus providing Dynegy with the full value of its investment. ChevronTexaco will be granted rights to purchase an additional $1.5 billion in Dynegy common stock over a period of up to three years from merger completion.

Accounting

The business combination will be accounted for as a purchase of Enron by Dynegy. At closing, Dynegy will adjust the historical book value of Enron's assets and liabilities to their respective fair values.

Earnings Accretion

The merger is expected to be strongly accretive to Dynegy earnings in the first year and thereafter. With this transaction, Dynegy management establishes its conservative initial guidance for 2002 for the combined companies on a full-year pro forma 2002 basis of $3.40 to $3.50 recurring diluted earnings per share. This represents accretion of 35 percent or $0.90 to $0.95 per share to current Dynegy shareholders before taking into account expected merger synergies and cost savings. While Dynegy continues to evaluate areas for potential synergies, management estimates that the combined company will realize $400 to $500 million in recurring annual pre-tax savings as a result of the merger from the continued disposition or winding down of non-core businesses in the Enron portfolio, elimination of duplicate activities, improved operating efficiencies and lower capital costs.

Dividend Policy/Capitalization

It is anticipated that the combined company will adopt an initial annual dividend of $0.30 per share, subject to financial conditions, results of operations and capital requirements. It is expected that the board will review the dividend on an annual basis. The new dividend is also consistent with the company's strategic goals and would preserve capital to fund the combined company's significant growth opportunities. Given the significant growth opportunities available to the combined company, maintenance of a strong balance sheet and a solid investment grade credit rating is a top priority.

Other Terms and Conditions

The merger is conditioned, among other things, on the approval of Dynegy's and Enron's stockholders. The merger is also conditioned on approvals of the Federal Energy Regulatory Commission and the Securities and Exchange Commission, as well as expiration or termination of the Hart-Scott-Rodino waiting period.

The merger is expected to close by the end of the third quarter of 2002. Lehman Brothers Inc. is acting as financial advisor and Baker Botts and Akin, Gump, Strauss, Hauer & Feld are acting as counsel for Dynegy Inc. JPMorgan & Co. and Salomon Smith Barney are acting as financial advisors and Vinson & Elkins and Weil Gotshal & Manges LLP are acting as counsel for Enron Corp. Pillsbury Winthrop is acting as counsel to ChevronTexaco Corp.

Conference Call Simulcast

Dynegy and Enron will simulcast a merger conference call live via the Internet on Monday, November 12, 2001, at 8:00 a.m. CT, 9:00 a.m. ET. The webcast can be accessed via dynegy.com (click on "Investor Relations "). The login number is 4365632 and the password is "Dynegy."

About Dynegy Inc.

Dynegy Inc. is one of the world's premier energy merchants. Through its global energy delivery network and marketing, trading and risk management capabilities, Dynegy provides innovative solutions to customers in North America, the United Kingdom and Continental Europe.

About Enron Corp.

Enron Corp. is one of the world's leading energy, commodities, and services companies. The company markets electricity and natural gas, delivers energy and other physical commodities, and provides financial and risk management services to customers around the world. Enron's Internet address is www.enron.com.

Forward-looking Statements

Certain statements contained in this press release are forward-looking. Although Dynegy and Enron believe these statements are accurate, their businesses are dependent on various regulatory issues, general economic conditions and future trends. The completion of the transaction is conditioned upon the fulfillment of a number of conditions, and the success of the combination of the two companies will be dependent on a wide range of issues. These factors can cause actual results to differ materially from the forward-looking statements that have been made. In particular:

The benefits that are expected to result from the combination are predicated upon the belief that combining the complementary expertise and resources of Dynegy and Enron will result in increased opportunities and decreased expenses. Because of the complexity of the environments in which the two companies operate, there can be no certainty that these benefits will be achieved to the extent expected.

The estimate of the accretiveness of the transaction reflects the companies' current best estimates based upon available information and numerous assumptions and, accordingly, may or may not be achieved if business conditions change or the assumptions that have been made do not prove to be accurate.

Significant regulatory approvals are necessary to complete the transaction, including approvals under the HSR Act, the FERC, the SEC and certain state and foreign authorities. There can be no assurances that the exemption and approvals will be obtained on a timely basis and on acceptable terms. In addition, Dynegy and Enron operate in regulated environments. Any significant changes in these regulatory environments could negatively impact the transaction and the combined entity.

Additional Information

In connection with the proposed transactions, Dynegy and Enron will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Dynegy and Enron, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Dynegy Inc., 1000 Louisiana, Suite 5800, Houston, TX 77002, Phone: 713/507-6466, Fax: 713/767-6652; or
Investor Relations, Enron Corp., Enron Building, 1400 Smith Street, Houston, TX 77002, Phone: 713/853-3956, Fax: 713/646-3302.

In addition, the identity of the persons who, under SEC rules, may be considered "participants in the solicitation" of Dynegy and Enron shareholders in connection with the proposed transactions, and any description of their direct or indirect interests, by security holdings or otherwise, are available in an SEC filing under Schedule 14A made by each of Dynegy and Enron.

----------

Contacts for Dynegy                       Contacts for Enron

     Media:                               Media:
     John Sousa                           Mark Palmer
     Jennifer Rosser                      713/853-4738
     713/767-5800                         Karen Denne
                                          713/853-9757
     Analysts/Investors:
     Margaret Nollen                      Analysts/Investors:
     Arthur Shannon                       Investor Relations Department
     Katie Pipkin                         713/853-3956
     713/507-6466

                              DYNEGY-ENRON PROJECT
                            WATSON VIDEO SCRIPT FOR
                               EMPLOYEE MEETINGS




Hello. This is an exciting time for all of us. I wish I could be there with you in person, but as you watch this video I'll be in New York City formally announcing the merger of Dynegy and Enron to Wall Street and our shareholders.

Both Dynegy and Enron are always looking for more effective ways to serve our customers, expand our competitive reach across markets and leverage technology. We believe this merger of talent and strength delivers on these priorities. It also supports our combined objective of becoming a globally respected and preferred energy and communications provider.

After the merger is complete, the new company will rank among the top ten in the Fortune 500. This combination will strengthen core businesses, solidify balance sheets, improve earnings and increase shareholder value.

The new company will be better positioned to take full advantage of emerging business opportunities in our core business areas. Each of these businesses will be catapulted to new levels in terms of capacity, volumes, customers, prospects and growth opportunity. It is exciting to imagine how we will leverage this to serve customers around the world.

Throughout the transition process, it will be important that all of us remain focused on top priorities - providing the best possible service to our customers and maintaining our focus on safe operations.

There will be more information coming in the days, weeks and months ahead, and we have established several ways for you to share your questions and ideas. In the U.S., you can call the Get In Touch line and leave a message. Worldwide, you can e-mail your thoughts to mergerquestions@dynegy.com.

Your entire leadership team is absolutely thrilled by the potential of this new company. Together, we will achieve our vision of becoming a leading global energy and communications company respected for the manner in which we deliver extraordinary value to our shareholders. Thank you; I will see you soon.

Dynegy-Enron Fact Sheet
                                                                   [DYNEGY LOGO]

--------------------------------------------------------------------------------

         [DYNEGY LOGO]                                  [ENRON LOGO]


                                    OVERVIEW

DYNEGY INC. is one of the world's premier energy merchants. Through its global energy delivery network and marketing, trading and risk management capabilities, Dynegy provides innovative solutions to customers in North America, the United Kingdom and Continental Europe.

ENRON is one of the world's leading energy, commodities, and services companies. The company markets electricity and natural gas, delivers energy and other physical commodities, and provides financial and risk management services to customers around the world.

                              PRINCIPAL BUSINESSES

DYNEGY MARKETING AND TRADE - Dynegy Marketing and Trade (DMT) is one of the industry's largest marketers and traders of natural gas, power and coal, as well as a leading producer of electricity. Dynegy currently trades energy and capacity in all North American Electric Reliability Council (NERC) regions.

DYNEGY MIDSTREAM SERVICES - Dynegy Midstream Services, L.P. (DMS) is one of the largest marketers and producers of natural gas liquids (NGL) in North America and the world.

ILLINOIS POWER - Illinois Power, a subsidiary of Dynegy, is an energy delivery company based in Decatur, Illinois. Since 1923, Illinois Power has served the region's energy needs.

DYNEGY GLOBAL COMMUNICATIONS - Dynegy Global Communications (DGC) is engaged in pursuing and capturing opportunities in the converging energy and communications marketplace. DGC is focused on becoming a leader in the broadband marketing and trading arena through implementation of a low-cost, global physical presence.

ENRON WHOLESALE SERVICES - Enron's worldwide wholesale businesses, including the marketing and delivery of physical commodities and financial and risk management services.

ENRON BROADBAND SERVICES - Enron's broadband subsidiary, which includes bandwidth trading, content and application services, and the Enron Intelligent Network.

ENRON ENERGY SERVICES - Enron retail business, which provides integrated energy and facility management outsourcing solutions to commercial and industrial customers worldwide.

ENRON TRANSPORTATION SERVICES - Enron pipeline and transportation services group, which comprises one of the nation's largest natural gas pipeline systems.

                                     HISTORY

In 1985, Chuck Watson established            Formed in July 1985 as a result of
Natural Gas Clearinghouse. The name          the merger of Houston Natural Gas
was changed to Dynegy - a                    and InterNorth of Omaha, Nebraska.
combination of the words "dynamic"
and "energy" - in 1998.


                                  AT A GLANCE

HEADQUARTERS               Houston                             HEADQUARTERS                 Houston

STOCK SYMBOL               DYN                                 STOCK SYMBOL                 ENE

FORTUNE 500 RANK           54                                  FORTUNE 500 RANK (2000)      7

EMPLOYEES                  6,700                               EMPLOYEES                    26,000

GLOBAL REACH               16 countries                        GLOBAL REACH                 40 countries

REVENUES                                                       REVENUES
 YE 2000                   $29.4 billion                        YE 2000                     $100.8 billion
 Through 3Q 2001           $33.5 billion                        Through 3Q 2001             $139.7 billion

EPS                                                            EPS
  YE 2000                  $1.43                                YE 2000                     $1.47
  Through 3Q 2001          $0.85                                Through 3Q 2001             $0.19

DYNEGYDIRECT                                                   ENRON ONLINE
  Notional Transactions    $33 billion                          Notional Transactions       $860 billion
  Products Offered         750+                                 Products Offered            1,800+

POWER                                                           POWER
  Generation Facilities    43                                    Sales
  Generating Capacity      19,000 MW                                YE 2000                  579 million MW hours*
  Sales                                                             Through 3Q 2001          290 million MW hours*
    YE 2000                138 million MW hours
    Though 3Q 2001         213 million MW hours                 GAS
                                                                  Sales
GAS                                                                 YE 2000                  24.7 Bcf/d
  Sales                                                             Through 3Q 2001          26.7 Bcf/d
    YE 2000                10.9 Bcf/d
    Through 3Q 2001        12.4 Bcf/d
                                                                WHOLESALE VOLUMES
NGLs                                                             Sales
  Processing Volumes       97 MBbls/d                               YE 2000                   51.7 Bcf/d
  Storage Capacity         60 million barrels                       Through 3Q 2001           88.2 Bcf/d
  Sales
    YE 2000                564.6 MBbls/d
    Through 3Q 2001        550.4 MBbls/d                        BROADBAND
                                                                 Fiber optic route miles      15,000
BROADBAND                                                        POPs                         32
  Fiber optic route miles  21,900
    U.S.                   16,800
    Europe                 5,100
  POPs                     70
    U.S.                   44
    Europe                 26
Metro Rings                21
    U.S.                   18
    Europe                 3
                                                                *North America only



November 9, 2001

Dear Fellow Employees:

Dynegy has today announced an agreement with Enron to merge our two companies. This announcement is the culmination of several weeks of discussions with Enron's leadership and will combine the strengths of both organizations. Together, Dynegy and Enron will create an asset-backed energy merchant with the intellectual capital to unleash the potential of both entities' core businesses.

The new company will be called Dynegy. I will become chairman and CEO, Steve Bergstrom will be president, Rob Doty will be chief financial officer and Greg Whalley, president and COO of Enron, will become an executive vice president. Upon merger completion, Dynegy will create an Office of the Chairman comprised of the four of us. We expect the transaction to conclude in the third quarter of 2002. The combination of our companies will help us achieve our shared vision to be a leading global energy and communications company respected for the manner in which it delivers extraordinary value to stakeholders.

The new Dynegy will realize growth opportunities by expanding its competitive reach around the globe, while retaining a strong commitment to safety, community service, innovation and employee development. The fusion of the skill sets and technology infrastructures of the two existing organizations will make the new Dynegy an entity with superior physical delivery capabilities and unparalleled experience navigating competitive markets for customers.

I know you will have many questions about what this means to you. Over the coming weeks and months, we will answer your questions and provide current and relevant information as soon as it is available. We have established a number of communications vehicles to keep you abreast of what this announcement means to you.

This is more than an exciting moment for our companies and our employees; it is a milestone that will create a new breed of energy merchant. It will create a company that combines intelligence with infrastructure, networks with know-how and community commitment with compassion.
Sincerely,


Chuck Watson